UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Resignation of Director and Appointment of Director

Resignation of Director

On November 6, 2025, Mr. Yu YUAN (“Mr. Yuan”) resigned as an independent director, chairman of the nominating and corporate governance committee, member of the audit committee and member of the compensation committee of Ming Shing Group Holdings Limited (the “Company”). Mr. Yuan has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Appointment of Director

On November 6, 2025, the board of directors of the Company (the “Board”) approved the appointment of Ms. Wan-Jung SUN, age 39, as an independent non-executive director of the Company, effective November 6, 2025. Ms. Sun accepted the position. Pursuant to the director agreement between Ms. Sun and the Company, Mr. Sun shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the second amended and restated memorandum and the second amended and restated articles of association of the Company, or any applicable laws, rules, or regulations. Ms. Sun will also serve as chairman of the nominating and corporate governance committee, member of the audit committee and member of the compensation committee of the Company.

The Board assessed the independence of Ms. Sun under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Sun is independent.

Ms. Sun does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Ms. Sun was appointed as director of the Company. Ms. Sun is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Ms. Sun with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Ms. Sun is set forth below.

Ms. Wan-Jung Sun, age 39, has over 10 years of experience in business administration. Ms. Sun has been an assistant to the chief operating officer of Ruiying Japan Co., Ltd. Since July 2023. From July 2016 to June 2023, Ms. Sun was a senior manager of Imperial Pacific International (CNMI), LLC. From August 2014 to June 2016, Ms. Sun was an assistant to the President of Imperial Pacific International Holdings Ltd. From October 2010 to June 2014, Ms. Sun was a manager of Centaline Property Agency Ltd. Ms. Sun obtained a Bachelor of Science from the Chihlee Institute of Technology in 2015.

In connection with Ms. Sun’s appointment as an independent non-executive director, the Company and Ms. Sun entered into an independent director agreement and indemnification agreement. Ms. Sun will receive monthly compensation of US$1,280 for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Sun customary for the agreements of this nature. Ms. Sun is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Wan-Jung Sun
99.1	Press Release dated November 6, 2025 - Ming Shing Group Holdings Limited Announces Departure of Director and Addition to Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: November 6, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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